Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Calosyn Pharma, Inc.
2031 Kings Highway
Shreveport, LA 71103
https://www.calosyn.com/

Up to $1,235,000.00 Convertible Promissory Note.
Minimum Target Amount: $20,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Calosyn Pharma, Inc.
Address: 2031 Kings Highway, Shreveport, LA 71103
State of Incorporation: DE
Date Incorporated: September 21, 2007

Terms:

Convertible Promissory Note

Offering Minimum: $20,000.00 of Convertible Promissory Note.
Offering Maximum: $1,235,000.00 of Convertible Promissory Note.
Type of Security Offered: Convertible Promissory Note.
Note converts to Crowdfunding Stock when the company raises $1,000,000.00 in a qualified equity financing.
Maturity Date: September 30, 2027
Valuation Cap: $25,000,000.00
Discount: 20.0%
Annual Interest Rate: 4.35%
Minimum Investment Amount (per investor): $500.00

Terms of the underlying Security

Underlying Security Name: Crowdfunding Stock

Voting Rights:
Non-voting, except as required by law

Other Material Rights:

The Note converts to Crowdfunding Stock under the terms and conditions of the Note The Crowdfunding Stock shall be a senior (but non-voting, except as required by law) class of equity securities issued by the Company. The existing Common Stock, Preferred Stock, or any other existing class of equity securities, shall be materially inferior to the Crowdfunding Stock. See Exhibit F for additional details.

*Bonus discount subject to adjustment of bonus discounts for StartEngine noteholders. See discount bonus below.

Investment Incentives & Bonuses*

Loyalty Bonus: Previous investors in Calosyn Pharma will receive a 1% addition to the base discount.

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks and receive a 1% addition to the base discount.

Early Bird 2: Invest $2,500+ within the first 2 weeks and receive a 2% addition to the base discount.

Early Bird 3: Invest $5,000+ within the first 2 weeks and receive a 3% addition to the base discount.

Early Bird 4: Invest $10,000+ within the first 2 weeks and receive a 4% addition to the base discount.

Early Bird 5: Invest $25,000+ within the first 2 weeks and receive a 5% addition to the base discount.

Early Bird 6: Invest $50,000+ within the first 2 weeks and receive a 6% addition to the base discount.

Flash Perk: Invest $2,500+ between days 35 - 40 and receive a 2% addition to the base discount.

Amount-Based Perks

Tier 1: Invest $5,000+ and receive a 2% addition to the base discount.

Tier 2: Invest $10,000+ and receive a 3% addition to the base discount.

Tier 3: Invest $25,000+ and receive a 4% addition to the base discount.

Tier 4: Invest $50,000+ and receive a 5% addition to the base discount.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus discounts from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Calosyn Pharma, Inc. will offer a 10% additional discount bonus for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

Eligible StartEngine noteholders will receive a 10% bonus discount on the note in this Offering. For example, this would mean your discount percentage would be 30% instead of 20%.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Calosyn Pharma Inc. is a pharmaceutical company developing CAL-05CR, a sustained-release intra-articular injection for the treatment of moderate to severe osteoarthritis (OA). The company's lead product combines verapamil, a calcium channel blocker with an established safety profile, and PLGA microsphere delivery technology to create a formulation that is intended to provide both pain relief and potential disease-modifying effects. CAL-05CR is designed to serve as a more effective, longer-lasting alternative to existing OA treatments, potentially offering meaningful benefits in both clinical outcomes and treatment adherence. At this time , Calosyn makes no claims as to the efficacy or ultimate marketability of CAL-05CR.

Business Model

Calosyn operates a capital-efficient development model by leveraging the availability of FDA's 505(b)(2) regulatory pathway. This approach enables the company to use existing safety data on verapamil and PLGA technology to potentially significantly reduce development timelines and costs compared to new drug entities. The company aims to capture premium pricing for CAL-05CR due to its extended duration of action, reduced frequency of administration, and dual therapeutic benefits. Calosyn targets orthopedic surgeons and interventional pain specialists operating in high-volume clinics across the U.S., and is also exploring opportunities in the veterinary market.

Intellectual Property

The Company's Intellectual Property ("IP"): The Company has been granted multiple U.S. patents covering the use of verapamil for osteoarthritis (including U.S. Patent Nos. 7,767,710, 8,329,746, and 8,557,865), assigned to Calosyn Pharma, Inc. and filed with the USPTO between 2005 and 2012. In addition to these issued patents, Calosyn Pharma has applied for further international patent protection through PCT applications (PCT/US2022/039755 and PCT/US2025/014839) relating to sustained-release microsphere formulations and osteoarthritis treatment. Calosyn has been notified of allowance on their U.S. Patent Application No.: 19/002,866, which protects the microspheres and other properties of the therapeutic. Calosyn continues to use Hogan Lovells to prosecute and provide guidance on their patent strategy.. The Company has also secured assignment of inventions from its inventors and terminated prior licenses with LSU to ensure full ownership of its intellectual property. In addition to patents, Calosyn Pharma maintains proprietary trade secrets, know-how, and other confidential information relating to its drug formulation and development processes. The company is actively pursuing the expansion and maintenance of its worldwide patent portfolio.

Corporate History

Founded in 2007, Calosyn Pharma has advanced from concept to early clinical development through a combination of scientific innovation and strategic partnerships. The company has started manufacturing and testing with an established company to support GMP-compliant production and has filed new composition and method-of-use patents in major markets to ensure long-term exclusivity.

Competitors and Industry

Industry

The osteoarthritis treatment market is valued at around $10 billion, with the intra-articular injection segment representing approximately $2.5 billion. Current treatment options are limited to symptom management, creating a significant unmet need for therapies that address the underlying disease. The treatment landscape is also shaped by growing payer demand for cost-effective alternatives to repeated steroid injections and joint replacement surgeries. Scientific interest in calcium signaling as a contributor to OA pathophysiology further supports CAL-05CR's targeted mechanism of action. Several incumbent and new market entrants are seeking to enhance existing OA treatments and to introduce new treatments and technologies to the market.

Competition

Calosyn competes within the intra-articular OA treatment segment, which is currently dominated by corticosteroids, hyaluronic acid injections, and a small number of novel agents such as Zilretta. These products often require frequent re-administration and generally lack disease-modifying capabilities. CAL-05CR distinguishes itself through its unique mechanism of action, sustained-release formulation, and strong preclinical and early clinical data. To our knowledge, no other sustained-release therapy with disease-modifying potential is currently in late-stage development, positioning Calosyn with a differentiated and defensible product offering.

Current Stage and Roadmap

Current Stage

Calosyn is pre-revenue and has successfully completed Phase 1 trials of CAL-05CR, demonstrating ≥50% pain reduction and favorable safety using verapamil-based formulations. Historically, Calosyn started a Phase 2 study on verapamil alone injected into the knee joint. During the interim analysis the CRO, at the time, noticed an anomaly in the data. Calosyn paused the study to investigate and preserve the data. It was discovered that two of the clinical trial sites were admitting patients who significantly fell outside of the parameters of the study, both in pain and cartilage degradation. Upon this discovery, Calosyn evaluated the data by simply removing the trial sites as a whole from the data set. It was discovered the preserved sites not only were statistically significant, but mirrored the results from the placebo controlled Phase 1 and other studies done by Dr. Waddell. At the time, the company decided to wait until controlled release technology became more developed to become more competitive in the market.

In 2021, Dr. Grimes was hired as CEO and has worked with a world leading manufacturer to produce a controlled release version of the drug. Calosyn was able to reproducibly manufacture the PLGA microspheres that meet the projected six month release in media mimicking synovial fluid. Regulatory groundwork is underway, and Calosyn plans to start scaled manufacturing with the proceeds from this fund raising.

Future Roadmap

Over the next several years, Calosyn intends to initiate and complete a Phase 2 clinical study of CAL-05CR, expand its manufacturing capabilities, and explore veterinary applications using the same underlying formulation. The company's $25 million funding initiative (which includes this offering) is intended to support IND preparation, manufacturing, toxicology, clinical trials, and key operational hires. These steps are expected to position CAL-05CR for eventual FDA approval and commercial entry into a highly underserved segment of the OA market.

The Team

Officers and Directors

Name: Reid Grimes

Reid Grimes's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO, Board Member
  Dates of Service: May, 2021 - Present
  Responsibilities: As CEO, Reid manages all day to day activities of the company including but not limited to: manufacturing, contract negotiation, fund raising, and company strategy. He also oversees all consultants and employees.

Other business experience in the past three years:

- Employer: Sciebus Consulting LLC
  Title: Owner
  Dates of Service: January, 2019 - Present
  Responsibilities: Reid provides scientific and business advice as a consultant, requiring approximately one hour per month.

Other business experience in the past three years:

- Employer: Advanced Air Mobility Institute
  Title: Board Treasurer
  Dates of Service: January, 2023 - Present
  Responsibilities: Serves as board treasurer and founding board member, requiring one to two hours per month of his time.

Other business experience in the past three years:

- Employer: Varsity Tutors Inc
  Title: Contracted Tutor
  Dates of Service: January, 2019 - Present
  Responsibilities: Occasionally, Reid tutors students in undergraduate and graduate chemistry. Additionally, he works with individuals on preparing for the MCAT, particularly in the science sections.

Name: David D. Waddell

David D. Waddell's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member, Founder, and Chief Medical Officer
  Dates of Service: January, 2005 - Present
  Responsibilities: David is the founder of the company, Board Member and Chief Medical Officer.

Other business experience in the past three years:

- Employer: Specialist Hospital Shreveport
  Title: Physician Advisor to Hospital Board
  Dates of Service: March, 2017 - Present
  Responsibilities: David is a member of the quality assurance committee and advise the Hospital Board regarding research projects.

Name: Richard Babb

Richard Babb's current primary role is with The Louisiana Fund . Richard Babb currently services 3 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Financial Officer, Board Observer and Treasurer
  Dates of Service: January, 2007 - Present
  Responsibilities: Board and Financial advisory

Other business experience in the past three years:

- Employer: The Louisiana Fund
  Title: Managing Director and CFO
  Dates of Service: January, 2005 - Present
  Responsibilities: CFO and director

Name: Ross Pryor Barrett

Ross Pryor Barrett's current primary role is with Cancer Focus Fund. Ross Pryor Barrett currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: August, 2025 - Present
  Responsibilities: Founding Board member and investor.

Other business experience in the past three years:

- Employer: Cancer Focus Fund
  Title: Managing Partner
  Dates of Service: January, 2020 - Present
  Responsibilities: General partner in charge of venture capital funds.

Name: Joe Lovett

Joe Lovett's current primary role is with Louisiana Fund I & II. Joe Lovett currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: February, 2025 - Present
  Responsibilities: Assisting the CEO in fund raising efforts.

Other business experience in the past three years:

- Employer: Louisiana Fund I & II
  Title: Managing Director
  Dates of Service: April, 2004 - Present
  Responsibilities: Joe serves on the board of directors.

Other business experience in the past three years:

- Employer: Embera NeuroTherapeutics
  Title: Board Member
  Dates of Service: January, 2007 - Present
  Responsibilities: Joe serves on the board of directors.

Other business experience in the past three years:

- Employer: Esperance Pharmaceuticals
  Title: Board Member
  Dates of Service: January, 2006 - Present
  Responsibilities: Joe serves on the board of directors.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make

a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for the long term. For the 12 months following your investment, there will be restrictions on the transfer of the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities and such markets may not develop. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment indefinitely As discussed above, for the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. Liquidity will be impacted because, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment. Company management now and in the future will significantly impact the success or failure of your investment and company management's view of success may be different than yours.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Convertible Notes in the amount of up to $1,235,000.00 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company will need additional funds in the future in order to grow and execute its plan to commercialize its assets, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. The Crowdfunding Stock will likely not be the senior security in the company upon the execution of future financings which may occur in rapid succession. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of common stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and company management will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product; namely CAL-05CR. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

We may never have an operational product or service
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share.

We face competition from entities that have developed or may develop programs for the diseases addressed by our product candidates.
The development and commercialization of drugs is highly competitive. Our product candidate(s), if approved, will face significant competition and our failure to effectively compete may prevent us from achieving significant market penetration. We compete with a variety of multinational biopharmaceutical companies, specialized biotechnology companies and emerging biotechnology companies, as well as academic institutions, governmental agencies, and public and private research institutions, among others. Many of the companies with which we are currently competing or will compete against in the future have significantly greater financial resources and expertise in research and development, manufacturing, nonclinical testing, clinical trial conduct, regulatory approvals, and marketing than we do. Mergers and acquisitions in the pharmaceutical and biotechnology industry may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites, recruiting participants for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our product candidates. Our competitors have developed, are developing or will develop programs and processes competitive with our programs and processes. Competitive therapeutic treatments include those that have already been approved and accepted by the medical community and any new treatments. Our success will depend partially on our ability to develop and commercialize products that have a competitive safety, efficacy, dosing and/or presentation profile. Our commercial opportunity and success will be reduced or eliminated if competing products are safer, more effective, have a more attractive dosing profile or presentation or are less expensive than the products we develop, or if our competitors develop competing products or if biosimilars enter the market more quickly than we do and are able to gain market acceptance In addition, because of the competitive landscape for our product and indications, we may also face competition for clinical trial enrollment. Clinical trial enrollment will depend on many factors, including if potential clinical trial participants

choose to undergo treatment with approved products or enroll in competitors' ongoing clinical trials for programs that are under development for the same indications as our programs. An increase in the number of approved products for the indications we are targeting with our programs may further exacerbate this competition. Our inability to enroll a sufficient number of participants could, among other things, delay our development timeline, which may further harm our competitive position.

Our product candidate(s) are in clinical and nonclinical stages of development and may fail in development or suffer delays that materially and adversely affect their commercial viability. If we or our current or future collaborators are unable to complete development of, or commercialize our product candidates, or experience significant delays in doing so, our business will be materially harmed.
We have no products on the market and all of our product candidates are in clinical or nonclinical stages of development, and we have not completed any clinical trials. Our products will need regulatory approval for marketing domestically and throughout the world where we choose to offer such products . As a result, we expect it will be many years before we commercialize any product candidate, if ever. Our ability to achieve and sustain profitability depends on obtaining regulatory approvals for, and successfully commercializing, our product candidates, either alone or with third parties, and we cannot guarantee that we will ever obtain regulatory approval for any of our product candidates. We have not yet demonstrated our ability to complete any clinical trials, obtain regulatory approvals, manufacture a commercial-scale product or arrange for a third party to do so on our behalf, or conduct sales and marketing activities necessary for successful product commercialization. Before obtaining regulatory approval for the commercial distribution of our product candidates, we or an existing or future collaborator must conduct extensive nonclinical tests and clinical trials to demonstrate the safety and efficacy in humans of our programs and future product candidates. We or our collaborators may experience delays in initiating or completing nonclinical studies or clinical trials. We or our collaborators also may experience numerous unforeseen events during, or as a result of, any current or future nonclinical studies and clinical trials that we could conduct that could delay or prevent our ability to achieve our development timelines, receive marketing approval or commercialize our current product candidates or any future product candidates, including: •regulators, such as the FDA(and equivalent regulatory authorities in major markets worldwide) , or institutional review boards and similar boards and committees ("IRBs") may not authorize us or our investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site; •we may experience delays in reaching, or fail to reach, agreement on acceptable terms with prospective trial sites and prospective contract research organizations ("CROs"), the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites; •clinical trial sites may deviate from trial protocol or drop out of a trial; •clinical trials of any product candidates may fail to demonstrate safety or efficacy, or produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional nonclinical studies or clinical trials, or we may decide to abandon product development programs; •the number of participants required for clinical trials of any product candidates may be larger than we anticipate and enrollment in these clinical trials may be slower than we anticipate or participants may drop out of these clinical trials or fail to return for post-treatment follow-up at a higher rate than we anticipate; •our third-party contractors may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all, or may deviate from the clinical trial protocol or drop out of the trial, which may require that we add new clinical trial sites or investigators; •we may elect to, or regulators and/or IRBs may require that we or our investigators materially modify, suspend or terminate clinical research or trials for various reasons, including noncompliance with regulatory requirements or a finding that the participants in our trials are being exposed to unacceptable health risks; •the cost of clinical trials of any of our programs may be greater than we anticipate; •the quality of our product candidates or other materials necessary to conduct clinical trials of our product candidates may be inadequate to initiate or complete a given clinical trial; •we may be unable to manufacture sufficient quantities of our product candidates for use in clinical trials; •reports from clinical testing of other therapies may raise safety or efficacy concerns about our programs; •the FDA or other regulatory authorities may not agree with our interpretation of the results of clinical trials or non-clinical studies or our clinical trial designs and plans; •we may fail to establish an appropriate safety profile for a product candidate based on clinical or nonclinical data for such product candidates as well as data emerging from other therapies in the same class as our product candidates; and •the FDA or other regulatory authorities may require us to submit additional data such as long-term toxicology studies, additional clinical data or additional manufacturing data or impose other requirements before permitting us to initiate clinical trials or approving marketing/commercial sales. Commencing clinical trials in the United States is subject to acceptance by the FDA of an IND or similar application and finalizing the trial design based on discussions with the FDA and other regulatory authorities. In the event that the FDA requires us to complete additional nonclinical studies or clinical trials or we are required to satisfy other FDA requests prior to commencing future planned clinical trials, the start of such planned clinical trials may be delayed or such planned clinical trials may be commenced in a modified manner. Even after we receive and incorporate guidance from these regulatory authorities, the FDA or other regulatory authorities could disagree that we have satisfied their requirements to commence any future clinical trial or change their position on the acceptability of our trial design or the clinical endpoints selected, which may require us to complete additional nonclinical studies or clinical trials, delay the enrollment of our clinical trials or impose stricter approval conditions than we currently expect. Even if we conduct such additional nonclinical studies or clinical trials, the FDA or other regulatory authorities could determine that the data from our nonclinical studies or clinical trials are insufficient to support the safety and efficacy of our product candidates. There are equivalent processes and risks applicable to clinical trial applications in other countries outside of the United States, which may require us to complete additional nonclinical studies or clinical trials, delay the enrollment of our clinical trials or impose stricter approval conditions than we currently expect. The drug development process is a capital intensive process that requires ever increasing amounts of financial resources as a therapeutic drug candidate progresses and nears potential

marketability. We may not have the financial resources to continue development of, or to modify existing or enter into new collaborations for, a product candidate if we experience any issues that delay or prevent regulatory approval of, or our ability to commercialize, our product candidates. We or our current or future collaborators' inability to complete development of, or commercialize our product candidates, or significant delays in doing so, could have a material and adverse effect on our business, financial condition, results of operations and prospects.

We are substantially dependent on the success of our initial program,and our current and planned clinical trials of such programs may not be successful.
Our future success is substantially dependent on our ability to timely obtain marketing approval for, and then successfully commercialize, additional programs, alone or in combination. Our programs will require additional clinical development, evaluation of clinical, nonclinical and manufacturing activities, product development, marketing approval in multiple jurisdictions, substantial investment and significant marketing efforts before we generate any revenues from product sales. We are not permitted to market or promote these programs, or any other programs, before we receive marketing approval from the FDA and comparable foreign regulatory authorities, and we may never receive such marketing approvals. The success of our product candidates will depend on a variety of factors. We do not have complete control over many of these factors, including certain aspects of clinical development and the regulatory submission process, potential threats to our intellectual property rights and the manufacturing, marketing, distribution and sales efforts of any current or future collaborator. Accordingly, we cannot assure you that we will ever be able to generate revenue through the sale of these product candidates, even if approved. If we are not successful in commercializing SPY001, SPY002 or SPY003, alone or in combination, or are significantly delayed in doing so, our business will be materially harmed.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Convertible Notes we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

The Convertible Promissory Notes have no rights to vote until conversion
The Convertible Promissory Notes have no voting rights. Should the notes convert into equity, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect

Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Calosyn Pharma, Inc. was formed on September 21, 2007. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Calosyn Pharma, Inc. has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approvals that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such

practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may

be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

The Company's Chief Executive Officer currently has multiple roles
The Chief Executive Officer of Calosyn Pharma, Inc. (Dr. Reid Grimes) currently devotes the majority of his time, estimated at 60+ hours per week, to Calosyn. In addition, Dr. Grimes spends limited time on other commitments: approximately one hour per month with Sciebus Consulting, one to two hours per month with the non-profit Advanced Air Mobility Institute in a largely passive board role, and occasional tutoring for Varsity Tutors during evenings or in his free time. While these activities are secondary to his role at Calosyn, investors should note there is some level of risk in investing in a company whose CEO has concurrent outside commitments, even if minimal. Additionally, these activities are at his discretion and can be terminated if need be.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Louisiana Fund I, L.P. (Managed and owned by Richard Babb and Joe Lovett)	4,331,163	Series A3 Preferred Stock	21.849%
Musculoskeletal Research, LLC (David Widell is Managing Member and Majority Owner)	5,000,000	Common Stock	23.971%
Memphis Biomed Ventures II, L.P. (Gary Stevenson is Managing Member and Majority Owner)	4,751,737	Series A3 Preferred Stock	25.223%

The Company's Securities

The Company has authorized Common Stock, Series A3 Preferred Stock, Convertible Note, and Convertible Promissory Note Series 2025 - CF.

Common Stock

The amount of security authorized is 35,000,000 with a total of 9,000,000 outstanding.

Voting Rights

One vote per share.

Material Rights

The total amount outstanding includes 3,553,591 options and RSU's outstanding under Amended and Restated Calosyn Pharma, Inc. 2021 Equity Incentive Plan.

Series A3 Preferred Stock

The amount of security authorized is 18,832,517 with a total of 14,376,400 outstanding.

Voting Rights

One vote per share.

Material Rights

Liquidation Preference: In a liquidation, dissolution, sale, or merger of the company, Series A3 holders are entitled to receive their original investment amount plus any declared but unpaid dividends before any distribution to Common Stock.

Conversion Rights: Series A3 shares are convertible into Common Stock at the option of the holder and will automatically convert in certain circumstances, such as a qualified public offering.

Anti-Dilution Protections: The conversion price of Series A3 shares is subject to adjustment if the company issues additional shares at a lower price.

Protective Provisions: In addition, Series A3 holders have certain protective voting rights that require their approval before the company can take specified major actions, such as amending the charter, creating new senior securities, or changing the size of the board.

Convertible Note

The security will convert into Equity securities and the terms of the Convertible Note are outlined below:

Amount outstanding: $1,805,000.03
Maturity Date: December 31, 2025
Interest Rate: 12.0%
Discount Rate: 20.0%
Valuation Cap: $15,000,000.00
Conversion Trigger: The principal balance and unpaid accrued interest on each Note will automatically convert into the Conversion Shares upon the closing of the Next Equity Financing (defined as an equity financing of $1,000,000). At any time on or after the Maturity Date, at the election of the Requisite Noteholders, each Note will convert into that number of Conversion Shares equal to the quotient (rounded up or down, as the case may be, to the nearest whole share) obtained by

dividing (x) the outstanding principal balance and unpaid accrued interest of such Note on the date of such conversion by (y) the applicable Conversion Price.

Material Rights

There are no material rights associated with Convertible Note.

Convertible Promissory Note Series 2025 - CF

The security will convert into Note converts to crowdfunding stock. crowdfunding stock shall be the most senior class of equity securities issued by the company in an equity financing, whether common stock, preferred stock, or another class of equity securities, on the same terms as new investors in such financing. see exhibit f for additional details. and the terms of the Convertible Promissory Note Series 2025 - CF are outlined below:

Amount outstanding: $0.00
Maturity Date: September 30, 2027
Interest Rate: 4.35%
Discount Rate: 20.0%
Valuation Cap: $25,000,000.00
Conversion Trigger: Qualified Financing of not less than $1,000,000

Material Rights

(The following is a summary of the material rights under the convertible note offered in this offering. Investors should carefully review Exhibit F to fully understand the terms and conditions of the convertible note.)

Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells equity securities to investors (the "Equity Investors") on or before the date of the repayment in full of this Note in a transaction or series of transactions resulting in gross proceeds to the Company of at least $1,000,000 (excluding the conversion of the Notes and any other debt) (a "Qualified Financing"), then the outstanding principal and unpaid accrued interest under this Note shall automatically convert into the same class and series of equity securities issued in the Qualified Financing, at a conversion price equal to the lesser of: (i) 80% of the per share price paid by the Equity Investors in the Qualified Financing or (ii) the price equal to the quotient of $25,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of common stock based on a pre-money valuation of $25,000,000.

(d) For the purposes of this Note: "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

Maturity. Unless this Note has been previously converted in a Qualified Financing or upon a Sale of the Company, the outstanding principal and unpaid interest shall become due and payable on the Maturity Date.

For further information on material rights, please see the Company's Amended and Restated Certificate of Incorporation, Certificate of Amendment of the Amended and Restated Certificate of Incorporation, and Second Amendment to the

Amended and Restated Certificate of Incorporation attached to the Offering Circular as Exhibit F.

What it means to be a minority holder

As a convertible noteholder of the Company, you will have no voting rights. Should the notes convert into equity, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: Convertible Note
  Final amount sold: $935,000.00
  Use of proceeds: Calosyn used the funds to start preliminary manufacturing with Lonza, operating expenses, and patent/legal fees.
  Date: October 05, 2023
  Offering exemption relied upon: 506(c)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

The Company is currently in the research and development stage and pre-revenue. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we anticipate monthly costs to increase based on additional consultants and patent expenses. Past cash was primarily generated through equity investments and grants. Our goal is to increase operations around clinical trials and clinical trial readiness, which is expected to lead to increased costs.

Calosyn Pharma anticipates operating without revenue generation for the near term, contingent on successful completion of the planned $25 million capital raise. These funds are projected to potentially sustain the company through key development milestones, including the intended completion of Phase 2 clinical trials and GMP manufacturing scale-up. Calosyn has been working closely with key providers such as manufacturers, clinical trial operations, and purification companies to ensure the budget covers all milestones. Additionally, Calosyn has quotes generated by these parties to ensure the accuracy of the budget. The company's capital-efficient strategy, including the use of the FDA's 505(b)(2) regulatory pathway and strategic manufacturing partnerships, is intended to help minimize cash burn and extend operational runway over the next 30 to 48 months.

These projections are based on the Company's budget and assume completion of the planned $25 million raise. Actual results may differ, and there is no guarantee the funds will cover all milestones.

Foreseeable major expenses based on projections:

The primary anticipated expenses include clinical development costs associated with Phase 2 trials, including CRO engagement, patient recruitment, and trial site management. Additional major costs will involve GMP-compliant manufacturing of CAL-05CR, toxicology studies for IND submission, regulatory consulting, and operational overhead including compensation for key personnel. The company also plans to allocate funding toward early exploration of veterinary applications and maintenance of its intellectual property portfolio.

Future operational challenges:

Operational challenges may include scaling up manufacturing processes to support larger clinical batches under GMP standards, ensuring supply chain reliability, and aligning clinical trial timelines with regulatory milestones. Recruiting and retaining experienced personnel in areas such as regulatory affairs and clinical operations will also be critical as the company grows. Managing complex logistics around multi-site clinical trials and maintaining quality standards across partners will be key focus areas.

Future challenges related to capital resources:

Securing sufficient capital to support later-stage development, regulatory submissions, and potential commercialization efforts poses a significant challenge. While the current raise is intended to cover Phase 2 operations. As of now, Calosyn may in the future require fundraising for Phase 3 trials or potential market entry. Market conditions, investor sentiment toward biotech, and competition for limited venture and institutional capital may impact the availability and terms of future financing rounds.

Future milestones and events:

Key milestones include completion of the planned Phase 2 clinical trial, submission of an IND to the FDA, and potential initiation of a Phase 3 study. Additional potential value-driving future events include the successful validation of six-month drug release profiles in clinical settings, expansion into veterinary markets, and any licensing or partnership agreements. Securing IP protection in global markets and achieving regulatory alignment will also have significant implications for the company's long-term valuation and strategic options.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of August 2025, the Company has capital resources available in the form of $91,980.96 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. We anticipate needing approximately $25M total to enter our next phase of development.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 20% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 6 months. This is based on a current monthly burn rate of $14,000 for expenses related to payroll, insurance and other operating costs.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 1 year. This is based on a projected monthly burn rate of 58,000 for expenses related to payroll, R&D, and patent prosecution. The monthly burn rate will increase with the addition of two consultants. Additionally, Calosyn anticipates legal obligations from ongoing patent prosecution. Finally, we plan to be starting with Lonza to manufacture the product.

Calosyn anticipates using some of the proceeds from this raise to pursue a follow-on investment from this platform and other institutional investors.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including but not limited to, institutional investors, venture capital, and strategic partnerships.

Indebtedness

- Creditor: Convertible Note Holder
  Amount Owed: $710,476.00
  Interest Rate: 12.0%
  Maturity Date: December 31, 2025
  The convertible note is secured by the Company's assets and provides conversion rights into equity at a $15 million valuation cap with a 20% discount. See the Company's Securities section of the Offering Memorandum for further information on this note's terms.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Valuation Cap: $25,000,000.00

Valuation Cap Details: This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options and warrants are exercised; and (iii) any shares reserved for issuance under a stock plan are issued. The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $1,805,000.03 in Convertible Promissory Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $20,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Clinical Trials
  40.0%
  Funding for Phase 2 clinical studies, including CRO management, trial site setup, patient enrollment, and clinical monitoring.

- Manufacturing & CMC
  20.0%
  GMP-compliant production of CAL-05CR, IND toxicology batch production, and scale-up of microsphere formulation with Lonza.

- Regulatory & Operations
  28.0%
  IND preparation, pre-IND FDA engagement, quality assurance, and support for corporate operations, staffing, general overhead, and marketing.

- Unallocated Expenses
  4.5%
  While Calosyn has designed the best and most efficient path forward, we understand unexpected cost may arise. To ensure a successful project, we have built in a buffer to account for any inflation of cost, unexpected cost, or general need.

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Manufacturing & CMC
  50.0%
  Calosyn intends to start manufacturing scale up batches for the GMP batch and qualification studies on the material in preparation for the IND.

- Regulatory & Operations
  34.5%
  IND preparation, pre-IND FDA engagement, quality assurance, and support for corporate operations, staffing, and general overhead.

- Marketing
  8.0%
  We plan to use funds to market the campaign and secure the remainder of the funds both on StartEngine and general markets.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.calosyn.com/ (https://www.calosyn.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/calosyn-pharma

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Calosyn Pharma, Inc.

[See attached]

Calosyn Pharma, Inc.
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2024 & 2023

TABLE OF CONTENTS

RNB CAPITAL

www.rnbcapitalcpas.com
954-399-1914

Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Calosyn Pharma, Inc. Management

We have reviewed the accompanying financial statements of Calosyn Pharma, Inc. (the Company) which comprise the balance sheets as of December 31, 2024 & 2023 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to the matter.

RNB Capital LLC

Tamarac, FL
September 13, 2025

CALOSYN PHARMA, INC.
BALANCE SHEET

AS OF DECEMBER 31,		2024	2023
ASSETS			
Current Assets:			
Cash & Cash Equivalents	$	147,320	136,426
Prepaid Expenses		16,959	18,144
Total Current Assets	$	164,279	154,570
Non-Current Assets:			
TOTAL ASSETS	$	164,279	154,570
LIABILITIES AND EQUITY			
Current Liabilities:			
Accounts Payable	$	7,106	55,784
Accrued Expenses		429,076	292,244
Total Current Liabilities	$	436,182	348,029
Non-Current Liabilities:			
Convertible Notes (Net of Issuance Costs)	$	1,732,500	1,370,000
Accrued Interest		630,747	447,403
Total Non-Current Liabilities	$	2,363,247	1,817,403
TOTAL LIABILITIES		2,799,429	2,165,432
EQUITY			
Preferred Stock	$	14,377	14,377
Common Stock		5,446	5,000
Additional Paid in Capital		6,239,130	6,226,184
Retained Earnings		(8,894,102)	(8,256,422)
TOTAL EQUITY	$	(2,635,150)	(2,010,862)
TOTAL LIABILITIES AND EQUITY	$	164,279	154,570

See Accompanying Notes to these Unaudited Financial Statements

CALOSYN PHARMA, INC.
STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31,		2024	2023
Operating Expenses			
General & Administrative Expenses	$	453,933	426,145
Research & Development		-	199,000
Compensation Expense		-	-
Total Operating Expenses		**453,933**	**625,145**
Total Loss from Operations	$	**(453,933)**	**(625,145)**
Other Income (Expense)			
Other Income	$	-	10
Interest Expense		(183,747)	(142,376)
Total Other Income (Expense)		**(183,747)**	**(142,366)**
Net Income (Loss)	**$**	**(637,680)**	**(767,511)**

See Accompanying Notes to these Unaudited Financial Statements

CALOSYN PHARMA, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock		Preferred			Retained Earnings (Deficit)	Total Shareholders' Equity
	# of Shares	$ Amount	# of Shares	$ Amount	APIC		
Beginning balance at 1/1/23	5,000,000	5,000	14,376,400	14,377	6,198,665	(7,488,911)	(1,270,869)
Issuance of Common Stock	-	-	-	-	-	-	-
Additional Paid-in Capital	-	-	-	-	27,519	-	27,519
Net income (loss)	-	-	-	-	-	(767,511)	(767,511)
Ending balance at 12/31/23	5,000,000	5,000	14,376,400	14,377	6,226,184	(8,256,422)	(2,010,862)
Issuance of Common Stock	446,409	446	-	-	-	-	446
Additional Paid-in Capital	-	-	-	-	12,946	-	12,946
Net income (loss)	-	-	-	-	-	(637,680)	(637,680)
Ending balance at 12/31/24	5,446,409	5,446	14,376,400	14,377	6,239,130	(8,894,102)	(2,635,150)

See Accompanying Notes to these Unaudited Financial Statements

CALOSYN PHARMA, INC.
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31,		2024	2023
OPERATING ACTIVITIES			
Net Income (Loss)	$	(637,680)	(767,511)
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Prepaid Expenses		1,185	(15,346)
Accounts Payable		(48,678)	44,296
Accrued Expenses		136,831	19,062
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		89,338	48,012
Net Cash provided by (used in) Operating Activities	$	(548,343)	(719,499)
INVESTING ACTIVITIES			
	$	-	-
Net Cash provided by (used in) Investing Activities	$	-	-
FINANCING ACTIVITIES			
Convertible Notes (Net of Issuance Costs)	$	362,500	500,000
Accrued Interest		183,344	142,044
Common Stock		446	-
Additional Paid in Capital		12,946	27,519
Net Cash provided by (used in) Financing Activities	$	559,236	669,563
Cash at the beginning of period		136,426	186,362
Net Cash increase (decrease) for period	$	10,893	(49,936)
Cash at end of period	$	147,320	136,426

Supplemental Disclosures of Cash Flow Information:		
Cash paid during the year for:		
Interest	-	-
Income taxes	-	-

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Calosyn Pharma, Inc. (the "Company") was incorporated in Delaware on September 21, 2007. The Company is a privately held specialty pharmaceutical company focused on the development and commercialization of novel treatments for osteoarthritis (OA) and related musculoskeletal disorders.

The Company's primary asset is CAL-05CR, a proprietary, sustained-release injectable formulation of verapamil for moderate to severe OA. CAL-05CR leverages a patent-protected PLGA microsphere technology platform designed to deliver both symptom relief and potential disease-modifying effects, addressing significant unmet needs in the existing OA treatment landscape. The Company operates as a capital-efficient developer using a 505(b)(2) regulatory strategy, aiming to accelerate product development timelines and reduce costs by leveraging established safety data and regulatory precedents.

Calosyn Pharma maintains its principal executive offices in Louisiana, with its legal domicile in Delaware. Its capital structure consists of authorized Common Stock and Series A3 Preferred Stock, as set forth in its Amended and Restated Certificate of Incorporation and relevant amendments. The Company has established exclusive manufacturing partnerships for clinical-stage product supply and continues to pursue robust intellectual property protection in major global markets

Since inception, the Company's activities have included raising capital, research and development, advancing intellectual property, and building strategic partnerships required for clinical trials and commercialization preparation. These financial statements have been prepared on a going concern basis, reflecting the assumption that the Company will realize its assets and discharge its liabilities in the normal course of operations.

<u>Concentrations of Credit Risks</u>

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

<u>Substantial Doubt about the Entity's Ability to Continue as a Going Concern:</u>

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2024 and December 31, 2023.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $147,320 and $136,426 in cash as of December 31, 2024 and December 31, 2023, respectively.

Prepaid Expenses

Prepaid expenses consist primarily of salaries for the owner, as well as amounts paid in advance for services such as equity management platforms (e.g., Carta) and employee compensation. These prepaid assets are typically utilized and expensed in the following month. The ending balance reflects payments made for goods or services to be consumed in the next accounting period, rather than amounts amortized over a multi-month term.

Accounts Payable

Accounts Payable are obligations to third parties incurred in connection with the receipt of goods and services utilized in operating activities. These balances include amounts due to vendors and consultants for routine business expenses, research and development services, professional fees, and other operational expenditures. Accounts payable are typically unsecured, non-interest bearing, and are settled within the vendor's normal payment terms.

Accrued Expenses

Accrued Expenses represent obligations for estimated amounts owed for services and expenses incurred during the reporting period, for which invoices have not been received as of the balance sheet date. These amounts primarily include legal and professional service fees, payroll and related benefits, and other miscellaneous costs associated with operating activities. Accrued expenses are non-interest-bearing and are expected to be settled in the normal course of business.

Accrued Interest for Convertible Notes

The accrued interest balance consists of interest expense incurred on outstanding convertible promissory notes that remains unpaid as of the balance sheet date. Interest accrues according to the terms set forth in each convertible note agreement and is typically payable upon maturity or conversion of the notes. The Company's accrued interest reflects cumulative, unpaid interest obligations for financing received through convertible notes, which may either be settled in cash or converted into equity in accordance with the note terms.

General and Administrative

General and administrative expenses are comprised principally of personnel-related costs (including salaries, payroll taxes, and benefits), professional service fees (inclusive of legal, accounting, tax, and consulting fees), insurance premiums, state and business taxes, communication expenses, bank service charges, dues and subscriptions, and other costs required for the management and operation of the Company's administrative functions. Patent legal expenses and filing fees for intellectual property protection are included in the period incurred.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period.

During the years ended December 31, 2023 and 2024, the Company granted time-vesting options under the Plan with an exercise price of $0.03 per share, consistent with contemporaneous fair value assessments. All options have a contractual term of 10 years from the date of grant. The majority of options granted in 2023 were fully vested on the grant date; certain earlier grants vest on a service-based schedule.

	Total Options	Weighted Average Exercise Price	Weighted Average Intrinsic Value
Total options outstanding, January 1, 2023	1,500,000	0.03	$ -
Granted	-	0	$ -
Exercised	-	0	$ -
Expired/cancelled	-		
Total options outstanding, December 31, 2023	1,500,000	0.03	$ -
Granted	947,045	0	$ -
Exercised	(446,409)	0	$ -
Expired/cancelled	-		
Total options outstanding, December 31, 2024	2,000,636	0.03	$ -
Options exercisable, December 31, 2024	2,000,636	0.03	$ -

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities.

Significant Components of Deferred Tax Assets and Liabilities

As of December 31, 2024 and December 31, 2023, significant components of the Company's deferred tax assets and liabilities were as follows:

	2024	2023
Net Operating Loss Carryforwards	(2,173,825)	(505,744)
Accrued Expenses	-	-
Depreciation (difference in methods/timing)	-	-
Other Temporary Differences	-	-
Gross Deferred Tax Asset	**(2,173,825)**	**(505,744)**
Less: Valuation Allowance	2,173,825	505,744
Net Deferred Tax Asset (Liability)	-	-

The Company has recorded a full valuation allowance against its deferred tax assets due to cumulative operating losses and absence of objectively verifiable evidence that the assets will be realized.

Net Operating Loss Carryforwards
As of December 31, 2024 and December 31, 2023, the Company had federal and state net operating loss carryforwards of approximately $2,173,825 and $505,744. Federal NOLs arising after December 31, 2017, generally do not expire but are subject to an 80% taxable income limitation. State NOLs expire in years beginning in 20YY. Utilization of these losses may be subject to annual limitations under Section 382 of the Internal Revenue Code.

Components of Income Tax Expense (Benefit)

During 2024 and 2023, the Company paid no income taxes to federal or state jurisdictions.

Component	**2024**	**2023**
Current tax expense	-	-
Deferred tax expense (benefit)	(2,173,825)	(505,744)
Valuation Allowance	2,173,825	505,744
Net Deferred Tax Asset (Liability)	-	-

Income Taxes Paid

	2024	**2023**
Federal	-	-
State	-	-
Net Deferred Tax Asset (Liability)	-	-

Rate Reconciliation

The reconciliation of the U.S. federal statutory tax rate to the Company's effective tax rate is as follows:

	2024		**2023**	
	Amount ($)	**% of Pretax Income (Loss)**	**Amount ($)**	**% of Pretax Income (Loss)**
Income tax benefit at U.S. Statutory Rate (21%)	(148,339)	21.00%	(145,249)	21.00%
State taxes, net of federal benefit	-	0.00%	-	0.00%

Permanent differences	-	0.00%	-	0.00%
Change in Valuation Allowance	-	0.00%	-	0.00%
Other	-	0.00%	-	0.00%
Total Income Tax Expense (benefit)	**(148,339)**	**21.00%**	**(145,249)**	**21.00%**

Explanation of Significant Reconciling Items:
The Company's income tax benefit at the federal statutory rate is offset by a corresponding increase in the valuation allowance. Management determined that, due to continuing losses and lack of objectively verifiable positive evidence, the deferred tax asset is not realizable.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company issued convertible promissory notes pursuant to Convertible Note Purchase Agreements entered into with accredited investors in 2022 and 2023. These notes provide interim financing to support operations and are convertible into equity upon specified events. As of December 31, 2024 and 2023, the outstanding principal and accrued interest of these notes is presented below.

Terms of the Convertible Notes:

Principal authorized: up to $2,000,000

Principal outstanding: $1,710,476 as of December 31, 2024, and $1,279,281 as of December 31, 2023.

Interest rate: 12% simple interest per annum, payable upon maturity or conversion.

Maturity date: 36 months from the initial closing date of each note (earliest note matures December 2025).

Security: The notes are secured by all of the Company's assets.

Conversion:

Automatic conversion into the next round of preferred equity ("Next Equity Financing") raising gross proceeds of at least $1,500,000 (excluding notes), at the lesser of (a) a 20% discount to the equity financing price or (b) a price based on a $15,000,000 valuation cap.

Optional conversion at maturity or upon a qualifying liquidity event (merger, sale, or similar), at the valuation cap.

Prepayment: Not permitted without the approval of holders of two-thirds of outstanding notes, except in connection with a Corporate Transaction.

NOTE 6 – EQUITY

As of December 31, 2024, pursuant to the Company's Amended and Restated Certificate of Incorporation and amendments thereto, the Company was authorized to issue 35,000,000 shares of Common Stock with a par value of $0.001 per share, and 18,832,517 shares of Preferred Stock with a par value of $0.001 per share, all of which are designated as Series A3 Preferred Stock. These authorizations reflect amendments filed through February 15, 2012.

As of December 31, 2024 and 2023:

Common Stock: 5,446,409 shares issued and outstanding at December 31, 2024 (5,000,000 at December 31, 2023).

Preferred Stock: 14,376,400 shares issued and outstanding at both December 31, 2024 and December 31, 2023.

No shares of either common or preferred stock were held in treasury at any time during the periods presented.

No dividends have been declared or paid on either class of stock.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through September 13, 2025, the date these financial statements were available to be issued. No events require recognition or disclosure.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

GET A PIECE OF CALOSYN PHARMA

Targeted Relief for Osteoarthritis Pain

Calosyn Pharma is a pre-revenue company developing a long-acting, sustained-release injection for osteoarthritis (OA) using a mechanism with clinical-stage validation and IP protection.

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Invest Now

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


Calosyn
Pharma Inc.

Invest Now
4.3% Interest Rate

MIN INVEST
$500

VALUATION CAP
$25M

OVERVIEW | ABOUT | TERMS | DISCUSSION | INVESTING FAQS

REASONS TO INVEST

- Current OA injections generally require repeat dosing and only offer symptom relief. Calosyn's sustained-release formula aims to deliver relief with fewer injections and potential disease-modifying effects.

- Led by founder and experienced orthopedic surgeon Dr. David Waddell and biotech entrepreneur Dr. Reid Grimes, the team blends clinical, regulatory, and commercial expertise.

- Calosyn has completed Phase 1 trials on calcium ion channel blockers and demonstrated efficaciousness at multiple timepoints. Additionally in multiple IRB studies done by Dr. Waddell, calcium ion channel blockers demonstrated pain reduction via the WOMAC scale of ≥50%. Calosyn has started preliminary manufacturing planning with Lonza in order to potentially scale to GMP production.

CAL-05CR is an investigational therapy still in development. It has not been approved by the FDA and is not commercially available.

TEAM



Reid Grimes • CEO, Board Member

PhD in drug delivery systems, founder of Sciebus Consulting, and MBA with a focus on pharmaceutical entrepreneurship.
In addition to working over 80 hours per week for Calosyn, he also works one to two hours per month as the Owner of Sciebus Consulting LLC and as Board Treasurer for Advanced Air Mobility Institute.

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David D. Waddell • Board Member, Founder, and Chief Medical Officer

Orthopedic surgeon with 40+ years of experience and over 16,000 joint replacements. Published OA research and leads Musculoskeletal Research LLC.

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Rick Babb • Chief Financial Officer, Board Observer and Treasurer

20+ years in life sciences venture finance, former CFO of Medical Science Partners, and ex-manager at Ernst & Young.

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Ross Pryor Barrett • Board Member

Board member since August 2025. Founding investor and managing partner at Cancer Focus Fund, a venture capital firm investing in oncology and life sciences.

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Joe Lovett • Board Member

Joseph F. Lovett has been in the life sciences industry since 1970 with three corporations (CR Bard, Mallinckrodt & Damon Biotech. Since 1988, Mr. Lovett has been in the venture Capital business with three venture capital funds (Medical Science Partners I-III with Harvard as an affiliate) and Louisiana Funds I&II with the LSU Research, Technology & Science Foundation as an affiliate).

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Dr. Paul Goldenheim • Strategic Advisor

Harvard-trained physician with leadership roles in multiple biotech firms; expert in FDA strategy.

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THE PITCH

Calosyn Pharma is advancing CAL-05CR, a sustained-release verapamil injection designed to provide both pain relief and potential disease-modifying benefits for osteoarthritis patients. The product uses a proprietary PLGA microsphere system to extend treatment intervals projected up to six months. With positive Phase 1 data on calcium ion channel blockers, a strong new IP portfolio, and plans for scalable manufacturing with Lonza, Calosyn believes it is positioned for capital-efficient growth in a market estimated at nearly $10B+ market.

Calosyn Pharma is a clinical-stage company with positive clinical data with calcium ion channel blockers, new IP filings across major markets, and planning to start pre-IND manufacturing work and FDA discussions Q1 of 2026.


CAL-05CR: A Game-Changer in Osteoarthritis Therapy
CAL-05CR is an injectable, intra-articular treatment specifically developed for patients suffering from moderate to severe osteoarthritis pain. It represents a breakthrough in osteoarthritis management by utilizing two critical components: verapamil and a well studied biodegradable polymer for delivery.
How It Works: Targeting the Root Cause
Unlike conventional treatments that merely address symptoms, CAL-05CR goes beyond pain relief to target the underlying causes of osteoarthritis. Verapamil works by regulating calcium ion channels, which are implicated in the degenerative processes of osteoarthritis. By interfering with these channels, CAL-05CR reduces the release of harmful enzymes, ultimately lowering inflammation and preserving joint function.
Sustained-Release Technology for Long-Lasting Relief
What sets CAL-05CR apart is its sustained-release mechanism. By embedding verapamil in microspheres, CAL-05CR provides continuous therapeutic concentrations directly within the joint, ensuring consistent pain relief over an extended period, and eliminating the need for frequent injections.

CAL-05CR is an investigational therapy not approved by the FDA. Statements about potential benefits and outcomes are based on early-stage research and are subject to significant risks and uncertainties. Please review the Company's Form C for full details and risk factors.

THE PROBLEM & OUR SOLUTION

Osteoarthritis affects over 32.5 million adults in the U.S. alone and presents a treatment gap between short-term symptom relief and long-term joint health. Standard injections, like corticosteroids or hyaluronic acid, require frequent administration (every 1–3 months) and generally offer no disease-modifying effects. Furthermore, long-term NSAID or opioid use carries serious safety risks.

Calosyn's solution—CAL-05CR—uses verapamil, a known calcium channel blocker, delivered via PLGA microspheres for sustained intra-articular projected release for up to six months. Preclinical studies show potential cartilage preservation, and early clinical trials demonstrate ≥50% pain reduction utilizing calcium channel blockers. Its mechanism of action is designed to address both immediate pain and OA pathophysiology, while leveraging the FDA's 505(b)(2) regulatory pathway to potentially reduce development timelines and costs. Additionally, Calosyn has designed the treatment to be easy for physicians to administer who are familiar with other intraarticular injections.

THE MARKET & OUR TRACTION

The global osteoarthritis treatment market is estimated at nearly $10 billion, with intra-articular injections alone comprising approximately $7 billion, with hyaluronic acid injections comprising approximately 38% of that market. Yet, few treatments in this category offer both sustained relief and disease-modifying potential.

Key Traction Milestones:

- Phase 1 trial completed, demonstrating statistically significant pain reduction using calcium channel blockers as compared to the placebo.

- Manufacturing with Lonza achieved projected six-month release rates in synovial-like media, demonstrating technical feasibility.

- IP filings in 2023 cover composition and OA applications in the US, EU, Canada, and Japan, supporting >20 years of exclusivity.

- Pre-IND work planned to start Q1 of 2026, including scheduling a FDA meeting.


Designed with Patients in Mind
At Calosyn Pharma, patient well-being is our top priority. That's why CAL-05CR is designed to not only provide relief but also to improve the quality of life for those living with osteoarthritis. With fewer side effects, fewer injections, and longer-lasting results, CAL-05CR offers a more patient-friendly solution for managing osteoarthritis.

CAL-05CR is an investigational therapy not approved by the FDA. Statements about potential benefits are based on early-stage research and subject to significant risks and uncertainties.

WHY INVEST

CaloSyn is advancing a clinical-stage OA therapy with encouraging early data, regulatory efficiency, and scalable manufacturing. The product is designed to meet an unmet need in a multibillion-dollar market underserved by current treatments.

ABOUT

HEADQUARTERS
2031 Kings Highway
Shreveport, LA 71103

WEBSITE
View Site

Calosyn Pharma is a pre-revenue company developing a long-acting, sustained-release injection for osteoarthritis (OA) using a mechanism with clinical-stage validation and IP protection.

TERMS

Calosyn Pharma

Overview

INTEREST RATE
4.3%

VALUATION CAP
$25M

MATURITY DATE
Sep 30, 2027

FUNDING GOAL
$20K - $1.24M

DEADLINE
Dec. 30, 2025 at 7:59 AM UTC

Breakdown

MIN INVESTMENT
$500

OFFERING TYPE
Convertible Notes

DISCOUNT
20.0%

TYPE OF EQUITY
Crowdfunding Stock

CONVERSION TRIGGER
$1,000,000

SEC Recent Filing

Offering Memorandum

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$164,279	$154,570
Cash & Cash Equivalents	$147,320	$136,426
Accounts Receivable	$0	$0
Short-Term Debt	$436,182	$348,029
Long-Term Debt	$2,363,247	$1,817,403
Revenue & Sales	$0	$0
Costs of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	-$637,680	-$767,511

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

A convertible note offers you the right to receive Crowdfunding Stock in Calosyn Pharma. The amount of Crowdfunding Stock you will receive in the future will be determined at the next equity round in which the Company raises at least $1,000,000.00 in a qualified equity financing. The highest conversion price per security is set based on a $25,000,000.00 Valuation Cap or if less, then you will receive a 20.00% discount on the price the new investors are paying. You also receive 4.35% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to receive Crowdfunding Stock equal to your investment and interest back at a price per security determined by dividing the Valuation Cap by the aggregate number of outstanding equity securities of the Company as of immediately prior (on a fully diluted basis).

**Bonus discount subject to adjustment of bonus discounts for StartEngine noteholders. See discount bonus below.*

Investment Incentives & Bonuses*

Loyalty Bonus: Previous investors in Calosyn Pharma will receive a 1% addition to the base discount.

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks and receive a 1% addition to the base discount.

Early Bird 2: Invest $2,500+ within the first 2 weeks and receive a 2% addition to the base discount.

Early Bird 3: Invest $5,000+ within the first 2 weeks and receive a 3% addition to the base discount.

Early Bird 4: Invest $10,000+ within the first 2 weeks and receive a 4% addition to the base discount.

Early Bird 5: Invest $25,000+ within the first 2 weeks and receive a 5% addition to the base discount.

Early Bird 6: Invest $50,000+ within the first 2 weeks and receive a 6% addition to the base discount.

Flash Perk: Invest $2,500+ between days 35 - 40 and receive a 2% addition to the base discount.

Amount-Based Perks

Tier 1: Invest $5,000+ and receive a 2% addition to the base discount.

Tier 2: Invest $10,000+ and receive a 3% addition to the base discount.

Tier 3: Invest $25,000+ and receive a 4% addition to the base discount.

Tier 4: Invest $50,000+ and receive a 5% addition to the base discount.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus discounts from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Calosyn Pharma, Inc. will offer a 10% additional discount bonus for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

Eligible StartEngine noteholders will receive a 10% bonus discount on the note in this Offering. For example, this would mean your discount percentage would be 30% instead of 20%.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

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FAQS

How much can I invest?

With Regulation A+, a non-accredited investor can only invest a maximum of 10% of their annual income or 10% of their net worth per year, whichever is greater. There are no restrictions for accredited investors.

With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000 are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, they are limited to investing 10% of the greater of the two amounts.

How to open a Self-Directed IRA on StartEngine?

StartEngine makes it easy to invest using your retirement funds. You can open a self-directed IRA account through StartEngine. To get started, simply visit **our IRA page** for more information and step-by-step instructions.

Already have a self-directed IRA with another provider? You can still invest on StartEngine, but please note that the process will be manual and may take longer to complete.

When will I receive my shares?

At the close of an offering, all investors whose funds have "cleared" by this time will be included in the disbursement. At this time, each investor will receive an email from StartEngine with their Countersigned Subscription Agreement, which will serve as their proof of purchase moving forward.

Please keep in mind that a company can conduct a series of "closes" or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

What will the return on my investment be?

StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

Can I cancel my investment?

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as 'Invested' on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company's cancellation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice concerning any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy, or completeness of any information. Neither StartEngine nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment. See additional general disclosures **here**.

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Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

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StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

No Video Present.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 08:58 PM 03/30/2009
FILED 08:58 PM 03/30/2009
SRV 090317474 - 4422402 FILE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF CALOSYN PHARMA, INC.

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

CaloSyn Pharma, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is CaloSyn Pharma, Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on September 21, 2007.

2. That the Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

FIRST: The name of this corporation is CaloSyn Pharma, Inc. (the "**Corporation**").

SECOND: The address of the registered office of the Corporation in the State of Delaware is 615 South Dupont Hwy, in the City of Dover, County of Kent. The name of its registered agent at such address is National Corporate Research, LTD.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 30,000,000 shares of Common Stock, $0.001 par value per share ("**Common Stock**"), and (ii) 6,000,000 shares of Preferred Stock, $0.001 par value per share ("**Preferred Stock**") all of which are hereby designated "**Series A3 Preferred Stock**".

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A. COMMON STOCK

1. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2. Voting. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by the General Corporation Law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to the Certificate of Incorporation that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Certificate of Incorporation or pursuant to the General Corporation Law. There shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B. PREFERRED STOCK

The Series A3 Preferred Stock have the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to "Sections" or "Subsections" in this Part B of this Article Fourth refer to sections and subsections of Part B of this Article Fourth.

1. Dividends.

From and after the date of the issuance of any shares of Series A3 Preferred Stock, dividends at the rate per annum equal to eight percent (8%) of the Series A3 Original Issue Price (as defined below) shall accrue on such shares of Series A3 Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A3 Preferred Stock) (the "**Accruing Dividends**"). Accruing Dividends shall accrue from day to day, whether or not declared, and shall be cumulative; provided however, that except as set forth in the following sentence of this Section 1 or in Subsection 2.1 such Accruing Dividends shall be payable only when, as, and if declared by the Board of Directors and the Corporation shall be under no obligation to pay such Accruing Dividends. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in the Certificate of Incorporation) the holders of the Series A3 Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series A3 Preferred Stock in an amount at least equal to the greater of (i) the amount of the aggregate Accruing Dividends then accrued on such share of Series A3 Preferred Stock and not previously paid and (ii) (A) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Series A3

Preferred Stock as would equal the product of (1) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (2) the number of shares of Common Stock issuable upon conversion of a share of Series A3 Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (B) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Series A3 Preferred Stock determined by (1) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (2) multiplying such fraction by an amount equal to the Series A3 Original Issue Price (as defined below); provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of Series A3 Preferred Stock pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Series A3 Preferred Stock dividend.

2. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

2.1 Preferential Payments to Holders of Series A3 Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Series A3 Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to $0.40 (the "**Series A3 Original Issue Price**"), plus any Accruing Dividends accrued but unpaid thereon, whether or not declared, together with any other dividends declared but unpaid thereon. If upon any such liquidation, dissolution or winding up of the Corporation, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series A3 Preferred Stock the full amount to which they shall be entitled under this Subsection 2.1, the holders of shares of Series A3 Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.2 Distribution of Remaining Assets. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment of all preferential amounts required to be paid to the holders of shares of Series A3 Preferred Stock under Section 2.1, the remaining assets of the Corporation available for distribution to its stockholders shall be distributed among the holders of the shares of Series A3 Preferred Stock and Common Stock, pro rata based on the number of shares held by each such holder, treating for this purpose all such securities as if they had been converted to Common Stock pursuant to the terms of the Certificate of Incorporation immediately prior to such dissolution, liquidation or winding up of the Corporation; provided, however, that with respect to the Series A3 Preferred Stock, once the aggregate amount of distributions which the holders of Series A3 Preferred Stock have received on a preferential basis under Subsection 2.1 and the preceding clause of Section 2.2 equals $1.20 per share (subject to appropriate adjustment in the event of a stock split, stock dividend, combination, reclassification, or similar event affecting the Series A3 Preferred Stock) plus any Accruing Dividends accrued but unpaid thereon (the "**Maximum A3 Participation Amount**"), each holder of Series A3 Preferred Stock shall be entitled to receive upon such liquidation, dissolution or winding up of the Corporation the greater of (i) the Maximum A3 Participation Amount and (ii) the amount such holder would have received if all shares of Series A3 Preferred Stock had been converted into Common Stock immediately prior to such liquidation, dissolution or winding up of the Corporation. The aggregate amount which a holder of a share of Series A3 Preferred Stock is entitled to receive under Subsections 2.1 and 2.2 is hereinafter referred to as the "**Series A3 Liquidation Amount**".

2.3 Deemed Liquidation Events.

2.3.1 Definition. Each of the following events shall be considered a "**Deemed Liquidation Event**" unless the holders of at least 66 2/3% of the outstanding shares of Series A3 Preferred Stock elect otherwise by written notice sent to the Corporation at least 5 days prior to the effective date of any such event:

(a) a merger or consolidation in which

(i) the Corporation is a constituent party or

(ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation (provided that, for the purpose of this Subsection 2.3.1, all shares of Common Stock issuable upon exercise of Options (as defined below) outstanding immediately prior to such merger or consolidation or upon conversion of Convertible Securities (as defined below) outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged); or

(b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

2.3.2 Effecting a Deemed Liquidation Event.

(a) The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Subsection 2.3.1(a)(i) unless the agreement or plan of merger or consolidation for such transaction (the "**Merger Agreement**") provides that the consideration payable to the stockholders of the Corporation shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2.

(b) In the event of a Deemed Liquidation Event referred to in Subsection 2.3.1(a)(ii) or 2.3.1(b), if the Corporation does not effect a dissolution of the Corporation under the General Corporation Law within 90 days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Series A3 Preferred Stock no later than the 90th day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause (ii) to require the redemption of such shares of Series A3 Preferred Stock, and (ii) if the holders of at least 66 2/3% of the voting power of the then outstanding shares of Series A3 Preferred Stock so request in a written instrument delivered to the Corporation not later than 120 days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors of the Corporation), together with any other assets of the Corporation available for distribution to its stockholders (the "**Available Proceeds**"), to the extent legally available therefor, on the 150th day after such Deemed Liquidation Event, to redeem all outstanding shares of Series A3 Preferred Stock at a price per share equal to the applicable Series A3 Liquidation Amount. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Series A3 Preferred Stock, the Corporation shall redeem a pro rata portion of each holder's shares of Series A3 Preferred Stock to the fullest extent of such Available Proceeds, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the Available Proceeds were sufficient to redeem all such shares, and shall redeem the remaining shares to have been redeemed as soon as practicable after the Corporation has funds legally available therefor. Prior to any redemption provided for in this Subsection 2.3.2(b) the Corporation shall send a notice to each holder of record of Series A3 Preferred Stock stating the date that such redemption will occur and that the holder is to surrender to the Corporation, in the manner and at the place designated, his, her or its certificate or certificates representing the shares of Series A3 Preferred Stock. On or before the date of redemption pursuant to this Subsection 2.3.2 (b), each holder of shares of Series A3 Preferred Stock shall surrender the certificate or certificates representing such shares (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation in the manner and at the place as designated in the written notice sent by the Corporation. After the date that the Series A3 Liquidation Amount is paid or tendered for payment or deposited with an independent payment agent so as to be available therefore in a timely manner pursuant to this Subsection 2.3.2(b), then notwithstanding that the certificates evidencing any of the shares of Series A3 Preferred Stock shall not have been surrendered, dividends with respect to such shares of Series A3 Preferred Stock shall cease to accrue after such date and all rights with respect to such shares shall terminate. Prior to the distribution or redemption provided for in this Subsection 2.3.2(b), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event or in the ordinary course of business.

2.3.3 Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board of Directors of the Corporation.

3. Voting.

3.1 General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series A3 Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Certificate of Incorporation, holders of Series A3 Preferred Stock shall vote together with the holders of Common Stock as a single class.

3.2 Election of Directors. The holders of record of the shares of Series A3 Preferred Stock shall be entitled to elect three (3) directors of the Corporation (the "**Series A3 Directors**"), the holders of record of the shares of Common Stock, exclusively and as a separate class, shall elect one (1) director of the Corporation, and the holders of record of the shares of Common Stock and of any other class or series of voting stock (including the Series A3 Preferred Stock), voting together as a single class, shall be entitled to elect the balance of the total number of directors of the Corporation. Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or classes or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of the stockholders of such class or classes or series. If, with respect to those directors who are elected solely by the holders of shares of Series A3 Preferred Stock or Common Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to the first sentence of this Subsection 3.2, then any directorship not so filled shall remain vacant until such time as the holders of the Series A3 Preferred Stock or Common Stock, as the case may be, elect a person to fill such directorship by vote or the written consent of such class or series in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or classes or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Subsection 3.2, a vacancy in any directorship filled by the holders of any class or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or series or by any remaining director or directors elected by the holders of such class or series pursuant to this Subsection 3.2.

3.3 Series A3 Preferred Stock Protective Provisions. As long as any shares of Series A3 Preferred Stock are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Certificate of Incorporation) the written consent or affirmative vote of the holders of at least 66 2/3% of the then outstanding shares of Series A3 Preferred Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) together as a separate class:

(a) liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any Deemed Liquidation Event, or consent to any of the foregoing;

(b) amend, alter or repeal any provision of the Certificate of Incorporation or Bylaws of the Corporation;

(c) create, or authorize the creation of, any additional class or series of capital stock unless the same ranks junior to the Series A3 Preferred Stock with respect to (1) the distribution of assets on the liquidation, dissolution or winding up of the Corporation, and (2) the payment of dividends, or increase the authorized number of shares of Series A3 Preferred Stock or increase the authorized number of shares of any additional class or series of capital stock unless the same ranks junior to the Series A3 Preferred Stock with respect to (1) the distribution of assets on the liquidation, dissolution or winding up of the Corporation, and (2) the payment of dividends;

(d) purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) dividends or distributions on the Series A3 Preferred Stock as expressly authorized herein, and (ii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at the lower of the original purchase price or the then-current fair market value thereof;

(e) create, or authorize the creation of, or issue, or authorize the issuance of any debt security, or permit any subsidiary to take any such action with respect to any debt security, if the aggregate indebtedness of the Corporation and its subsidiaries for borrowed money following such action would exceed $100,000 other equipment leases or bank lines of credit;

(f) increase or decrease the authorized number of directors constituting the Board of Directors; or

(g) authorize any sale of shares of Common Stock to the public pursuant to an effective registration statement under the Securities Act of 1933 other than a Qualified IPO (as defined below).

4. Optional Conversion.

The holders of the Series A3 Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

4.1 Right to Convert.

4.1.1 Conversion Ratio. Each share of Series A3 Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Series A3 Original Issue Price by the Series A3 Conversion Price (as defined below) in effect at the time of conversion. The "**Series A3 Conversion Price**" shall initially be equal to $0.40. Such initial Series A3 Conversion Price and the rate at which shares of Series A3 Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

4.1.2 Termination of Conversion Rights. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Series A3 Preferred Stock.

4.2 Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Series A3 Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board of Directors of the Corporation. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Series A3 Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

4.3 Mechanics of Conversion.

4.3.1 Notice of Conversion. In order for a holder of Series A3 Preferred Stock to voluntarily convert shares of Series A3 Preferred Stock into shares of Common Stock, such holder shall surrender the certificate or certificates for such shares of Series A3 Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Series A3 Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that such holder elects to convert all or any number of the shares of the Series A3 Preferred Stock represented by such certificate or certificates and, if applicable, any event on which such conversion is contingent. Such notice shall state such holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such certificates (or lost certificate affidavit and agreement) and notice shall be the time of conversion (the "**Conversion Time**"), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time, (i) issue and deliver to such holder of Series A3 Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Series A3 Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (ii) pay in cash such amount as provided in Subsection 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (iii) pay all declared but unpaid dividends on the shares of Series A3 Preferred Stock converted.

4.3.2 Reservation of Shares. The Corporation shall at all times when any shares of Series A3 Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Series A3 Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Series A3 Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series A3 Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to the Certificate of Incorporation. Before taking any action which would cause an adjustment reducing the Series A3 Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of the Series A3 Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Series A3 Conversion Price.

4.3.3 Effect of Conversion. All shares of Series A3 Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Subsection 4.2 and to receive payment of any dividends declared but unpaid thereon. Any shares of Series A3 Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Series A3 Preferred Stock accordingly.

4.3.4 No Further Adjustment. Upon any such conversion, no adjustment to the Series A3 Conversion Price shall be made for any declared but unpaid dividends on the Series A3 Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

4.3.5 Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Series A3 Preferred Stock pursuant to this Section 4. The

Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Series A3 Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.4 Adjustments to Series A3 Conversion Price for Diluting Issues.

4.4.1 Special Definitions. For purposes of this Article Fourth, the following definitions shall apply:

(a) **"Option"** shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(b) **"Series A3 Original Issue Date"** shall mean the date on which the first share of Series A3 Preferred Stock was issued.

(c) **"Convertible Securities"** shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(d) **"Additional Shares of Common Stock"** shall mean all shares of Common Stock issued (or, pursuant to Subsection 4.4.3 below, deemed to be issued) by the Corporation after the Series A3 Original Issue Date, other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, **"Exempted Securities"**):

(i) shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on Series A3 Preferred Stock;

(ii) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security;

(iii) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Subsection 4.5, 4.6, 4.7 or 4.8;

(iv) shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of Directors of the Corporation;

(v) shares of Common Stock issued upon conversion of Series A3 Preferred Stock;

(vi) shares of Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board of Directors of the Corporation;

(vii) shares of Common Stock, Options or Convertible Securities issued pursuant to the acquisition of another corporation by the Corporation by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided, that such issuances are approved by the Board of Directors of the Corporation; or

(viii) shares of Common Stock, Options or Convertible Securities issued in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by the Board of Directors of the Corporation.

4.4.2 No Adjustment of Series A3 Conversion Price. No adjustment in the Series A3 Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the holders of at least 66 2/3% of the then outstanding shares of Series A3 Preferred Stock agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

4.4.3 Deemed Issue of Additional Shares of Common Stock.

(a) If the Corporation at any time or from time to time after the Series A3 Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Series A3 Conversion Price pursuant to the terms of Subsection 4.4.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Series A3 Conversion Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Series A3 Conversion Price as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing the Series A3 Conversion Price to an amount which exceeds the lower of (i) the Series A3 Conversion Price in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Series A3 Conversion Price that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c) If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Series A3 Conversion Price pursuant to the terms of Subsection 4.4.4 (either because the consideration per share (determined pursuant to Subsection 4.4.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the Series A3 Conversion Price then in effect, or because such Option or Convertible Security was issued before the Series A3 Original Issue Date), are revised after the Series A3 Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Subsection 4.4.3(a)) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Series A3 Conversion Price pursuant to the terms of Subsection 4.4.4, the Series A3 Conversion Price shall be readjusted to such Series A3 Conversion Price as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e) If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Series A3 Conversion Price provided for in this Subsection 4.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Subsection 4.4.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Series A3 Conversion Price that would result under the terms of this Subsection 4.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Series A3 Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

4.4.4 Adjustment of Series A3 Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Series A3 Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Subsection 4.4.3), without consideration or for a consideration per share less than the applicable Series A3 Conversion Price in effect immediately prior to such issue, then the Series A3 Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP_2 = CP_1 * (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(a) "CP_2" shall mean the Series A3 Conversion Price in effect immediately after such issue of Additional Shares of Common Stock

(b) "CP_1" shall mean the Series A3 Conversion Price in effect immediately prior to such issue of Additional Shares of Common Stock;

(c) "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issue of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issue or upon conversion or exchange of Convertible Securities (including the Series A3 Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(d) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued at a price per share equal to CP_1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP_1); and

(e) "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

4.4.5 Determination of Consideration. For purposes of this Subsection 4.4, the consideration received by the Corporation for the issue of any Additional Shares of Common Stock shall be computed as follows:

(a) Cash and Property: Such consideration shall:

(i) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors of the Corporation; and

(iii) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board of Directors of the Corporation.

(b) Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Subsection 4.4.3, relating to Options and Convertible Securities, shall be determined by dividing

(i) the total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

4.4.6 Multiple Closing Dates. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Series A3 Conversion Price pursuant to the terms of Subsection 4.4.4, then, upon the final such issuance, the Series A3 Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

4.5 Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Series A3 Original Issue Date effect a subdivision of the outstanding Common Stock, the Series A3 Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Series A3 Original Issue Date combine the outstanding shares of Common Stock, the Series A3 Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this subsection shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.6 Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Series A3 Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Series A3 Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Series A3 Conversion Price then in effect by a fraction:

(1) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Series A3 Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Series A3 Conversion Price shall be adjusted pursuant to this subsection as of the time of actual payment of such dividends or distributions; and (b) that no such adjustment shall be made if the holders of Series A3 Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of Series A3 Preferred Stock had been converted into Common Stock on the date of such event.

4.7 Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Series A3 Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event the holders of Series A3 Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Series A3 Preferred Stock had been converted into Common Stock on the date of such event.

4.8 Adjustment for Merger or Reorganization, etc. Subject to the provisions of Subsection 2.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Series A3 Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Subsections 4.4, 4.6 or 4.7), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Series A3 Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of Series A3 Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors of the Corporation) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Series A3 Preferred Stock to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Series A3 Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Series A3 Preferred Stock.

4.9 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Series A3 Conversion Price pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than 20 days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Series A3 Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Series A3 Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Series A3 Preferred Stock (but in any event not later than 20 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Series A3 Conversion Price then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of Series A3 Preferred Stock.

4.10 Notice of Record Date. In the event:

(a) the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Series A3 Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Series A3 Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Series A3 Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Series A3 Preferred Stock and the Common Stock. Such notice shall be sent at least 5 days prior to the record date or effective date for the event specified in such notice.

5. Mandatory Conversion.

5.1 Trigger Events. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of Common Stock for the account of the Corporation to the public with aggregate proceeds to the Corporation in excess of $50,000,000 in which the valuation of the Corporation, as established by the investment banking firm in connection with the public offering, immediately prior to the closing of such offering is at least $200,000,000 (a "**Qualified IPO**") or (b) a date and time, or the occurrence of an event, specified by vote or written consent of the holders of at least 66 2/3% of the voting power of the then outstanding shares of Series A3 Preferred Stock (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "**Mandatory Conversion Time**"), (i) all outstanding shares of Series A3 Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate and (ii) such shares may not be reissued by the Corporation.

5.2 Procedural Requirements. All holders of record of shares of Series A3 Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Series A3 Preferred Stock pursuant to this Section 5. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Series A3 Preferred Stock shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Series A3 Preferred Stock converted pursuant to Section 5.1, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Subsection 5.2. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Series A3 Preferred Stock, the Corporation shall issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof, together with cash as provided in Subsection 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Series A3 Preferred Stock converted. Such converted Series A3 Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Series A3 Preferred Stock accordingly.

6. Redemption. The Series A3 Preferred Stock shall not be redeemable.

7. Repurchased or Otherwise Acquired Shares. Any shares of Series A3 Preferred Stock that are repurchased or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Series A3 Preferred Stock following such repurchase.

8. Waiver. Any of the rights, powers, preferences and other terms of the Series A3 Preferred Stock set forth herein may be waived on behalf of all holders of Series A3 Preferred Stock by the affirmative written consent or vote of the holders of at least 85% of the shares of Series A3 Preferred Stock then outstanding.

9. Notices. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Series A3 Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

FIFTH: Subject to any additional vote required by the Certificate of Incorporation or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: Subject to any additional vote required by the Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

EIGHTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

NINTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

TENTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

Any amendment, repeal or modification of the foregoing provisions of this Article Tenth shall not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

* * *

3. That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. That this Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 30th day of March, 2009.

CALOSYN PHARMA, INC.

By: /s/ Martin Becker
Martin Becker, Ph.D.
President and Chief Executive Officer

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:07 PM 03/26/2010
FILED 02:04 PM 03/26/2010
SRV 100322606 - 4422402 FILE

CERTIFICATE OF AMENDMENT
OF THE
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
CALOSYN PHARMA, INC.

CaloSyn Pharma, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**Corporation**"), does hereby certify:

1. The Amended and Restated Certificate of Incorporation of the Corporation is hereby amended by deleting first paragraph of Article FOURTH thereof and inserting the following in lieu thereof, so that, as amended, said first paragraph of Article FOURTH shall be read in its entirety as follows:

> "**FOURTH**: The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 30,000,000 shares of Common Stock, $0.001 par value per share ("**Common Stock**"), and (ii) 13,500,000 shares of Preferred Stock, $0.001 par value per share ("**Preferred Stock**") all of which are hereby designated "**Series A3 Preferred Stock**"."

2. The foregoing amendment was duly adopted, in accordance with the provisions of Sections 141(f), 228 and 242 of the General Corporation Law of the State of Delaware by the directors and stockholders of the Corporation.

IN WITNESS WHEREOF, the Corporation has caused this Certificate to be signed by its duly authorized officers on this 26th day of March, 2010.

CALOSYN PHARMA, INC.

By:/s/ Stephen Snowdy
Stephen Snowdy
Chairman

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:32 PM 02/15/2012
FILED 03:32 PM 02/15/2012
SRV 120174182 - 4422402 FILE

SECOND AMENDMENT TO THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF CALOSYN PHARMA, INC.

CaloSyn Pharma, Inc., a corporation organized and existing under and by virtue of the provisions of the Delaware General Corporation Law (the "**DGCL**"), does hereby certify:

ONE: The present name of the corporation is CaloSyn Pharma, Inc. (the "**Corporation**").

TWO: The Corporation was originally incorporated by the filing of its original Certificate of Incorporation with the Secretary of State of the State of Delaware on September 21, 2007 under the name CaloSyn Pharma, Inc.

THREE: This Second Amendment to the Amended and Restated Certificate of Incorporation (this "**Certificate of Amendment**") amends the present Amended and Restated Certificate of Incorporation of the Corporation, as amended (the "**Certificate**"), and was duly approved and adopted in accordance with the provisions of Sections 242 of the DGCL, and by its stockholders in accordance with Section 228 thereof.

RESOLVED:

ARTICLE I

This Certificate of Amendment shall become effective immediately upon its filing with the Secretary of State of the State of Delaware.

ARTICLE II

The first paragraph of Article FOURTH of the Certificate is deleted in its entirety, and the following substituted in lieu thereof:

The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 35,000,000 shares of Common Stock, $0.001 par value per share ("**Common Stock**"), and (ii) 18,832,517 shares of Preferred Stock, $0.001 par value per share ("**Preferred Stock**") all of which are hereby designated "**Series A3 Preferred Stock**".

ARTICLE II

The following is added as a new Section 5.3 of Article FOURTH of the Certificate:

5.3 Special Mandatory Conversion.

5.3.1 For purposes of this Section 5.3, the following definitions apply:

(a) **"Purchaser"** means a party to the Series A3 Purchase Agreement identified as a "Purchaser."

(b) **"Second Closing"** has the meaning set forth in the Series A3 Purchase Agreement.

(c) **"Series A3 Purchase Agreement"** means that certain Series A3 Preferred Stock Purchase Agreement dated as of February 15, 2012 by and among the Corporation and certain purchasers of Series A3 Preferred Stock.

5.3.2 If a Purchaser does not purchase all of the shares of Series A3 Preferred Stock as committed in the Series A3 Purchase Agreement, then a number of such Purchaser's shares of Series A3 Preferred Stock determined in accordance with Section 5.3.3(a) shall automatically and without further action on the part of such Purchaser be converted into shares of Common Stock at the Series A3 Conversion Price on and as of the date of the Second Closing.

5.3.3 The holder of any shares of Series A3 Preferred Stock converted pursuant to this Section 5.3 shall deliver to the Corporation during regular business hours, or at such other place as may be designated by the Corporation, the certificate or certificates for all of the shares of Series A3 Preferred Stock held by such holder, duly endorsed or assigned in blank to the Corporation. As promptly as practicable thereafter, the Corporation shall issue and deliver to such holder, at the place designated by such holder, two certificates as follows:

(a) A certificate representing the number of shares of Common Stock which is equal to (i) the total number of shares of Series A3 Preferred Stock held by such Purchaser immediately prior to the Second Closing *multiplied by* (ii) the number of shares of Series A3 Preferred Stock which such Purchaser committed to, but did not purchase at the Second Closing pursuant to the Series A3 Purchase Agreement *divided by* (iii) the total number of shares of Series A3 Preferred Stock which such Purchaser committed to buy in the Series A3 Purchase Agreement. The resulting number will be rounded down to the nearest whole number.

(b) A certificate representing the number of shares of Series A3 Preferred Stock which is equal to (i) the total number of shares of Series A3 Preferred Stock held by such Purchaser immediately prior to the Second Closing *plus* (ii) the number of shares of Series A3 Preferred Stock purchased by such Purchaser at the Second Closing *minus* (iii) the number of shares of Common Stock to be issued to Purchaser as set forth in Section 5.3.3(a).

Such holder shall be deemed to have become a stockholder of record of the shares to be delivered pursuant to this Section 5.3.3 on the automatic conversion date, unless the transfer books of the Corporation are closed on that date, in which event he, she or it shall be deemed to have become a stockholder of record of such shares on the next succeeding date on which the transfer books are open.

[*Signature is on the following page*]

I, the undersigned, as the President of the Corporation, have signed this Second Amendment to the Amended and Restated Certificate of Incorporation on February 15, 2012.

CALOSYN PHARMA, INC.

By: ______________________________
Name: Stephen Snowdy, Ph.D.
Title: President

[Signature Page to the Second Amendment to the Amended and Restated Certificate of Incorporation]

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:50 AM 05/02/2017
FILED 10:50 AM 05/02/2017
SR 20172983203 - File Number 4422402

CERTIFICATE OF RESIGNATION

OF

CALOSYN PHARMA, INC.

PURSUANT TO SECTION 136(a) OF THE GENERAL CORPORATION LAW

Written Notice of Resignation was given to

CALOSYN PHARMA, INC.

at least thirty (30) days prior to the filing of this certificate by mail to the corporation at its address last known to National Corporate Research, Ltd. Such notice was dated and mailed on the 16th day of February, 2017. National Corporate Research, Ltd. hereby resigns as the registered agent of the corporation pursuant to Section 136(a) of the General Corporation Law.

National Corporate Research, Ltd. has caused this Certificate to be executed by its Vice-President this 27th day of April, 2017.

National Corporate Research, Ltd.

/s/ Andrew Lundgren
Andrew Lundgren, Vice-President

STATE OF DELAWARE
CERTIFICATE FOR REVIVAL OF CHARTER

The corporation organized under the laws of the State of Delaware, the charter of which was forfeited for failure to obtain a registered agent, now desires to procure a revival of its charter pursuant to Section 312 of the General Corporation Law of the State of Delaware, and hereby certifies as follows:

1. The name of the corporation is CALOSYN PHARMA, INC.

and, if different, the name under which the corporation was originally incorporated ______.

2. The Registered Office of the corporation in the State of Delaware is located at 1209 Orange Street (street), in the City of Wilmington, County of New Castle Zip Code 19801. The name of the Registered Agent at such address upon whom process against this Corporation may be served is The Corporation Trust Company.

3. The date of filing of the Corporation's original Certificate of Incorporation in Delaware was 09/21/2007.

4. The corporation desiring to be revived and so reviving its certificate of incorporation was organized under the laws of this State.

5. The corporation was duly organized and carried on the business authorized by its charter until the 1st day of June A.D. 2017, at which time its charter became inoperative and forfeited for failure to obtain a registered agent and the certificate for revival is filed by authority of the duly elected directors of the corporation in accordance with the laws of the State of Delaware.

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:13 PM 03/15/2019
FILED 02:13 PM 03/15/2019
SR 20192011647 - File Number 4422402

By: [signature]
Authorized Officer
Richard Babb

Name: ______
Print or Type

CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY STARTENGINE PRIMARY LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE,"

"INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: %%NAME_OF_ISSUER%%
%%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:

1. Note Subscription.

(a) The undersigned ("Subscriber") hereby subscribes for and agrees to purchase a Convertible Note (the "Securities"), of %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%%, %%COMPANY_TYPE%% (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Convertible Note and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d) The aggregate value of Securities sold shall not exceed $%%MAX_FUNDING_AMOUNT%% (the "Oversubscription Offering"). Providing that subscriptions for $%%MIN_FUNDING_AMOUNT%% Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

(e) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. <u>Purchase Procedure</u>.

(a) <u>Payment.</u> The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) <u>Escrow arrangements.</u> Payment for the Securities shall be received by Bryn Mawr Trust Company (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in on the signature page attached hereto below and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by Subscriber reflected on the books and records of the Company (reflected either (i) under Subscriber's name or (ii) under StartEngine Primary LLC as nominee) as recorded by StartEngine Secure, LLC (an SEC registered Transfer Agent service operated by StartEngine Crowdfunding, Inc.) or other SEC registered transfer agent as designated by the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF or (iii) under StartEngine Primary LLC as custodian) as recorded by StartEngine Secure, LLC (an SEC registered Transfer Agent service operated by StartEngine Crowdfunding, Inc.).

(c) <u>Special provisions for cryptocurrency payments</u>**.** Notwithstanding Section 2(b), cryptocurrency payments will be received by the Escrow Agent from the undersigned and converted to U.S. dollars once per day. Once converted to U.S. dollars, the undersigned will be subscribed for the number of Securities he is eligible to receive based upon the investment value in U.S. dollars (the "Final Investment Amount"). Subscriber understands that the Final Investment Amount will be determined following the exchange of the cryptocurrency to U.S. dollars at the current exchange rate, minus the Digital Asset Handling Fee of the Escrow Agent. Cryptocurrency payments received at any time other than business hours in New York City (9:00am to 4:00pm Eastern Time, Monday through Friday) will be converted to U.S. dollars on the next business day. Subscriber further understands and affirms that Subscriber will be subscribed for the Securities equalling one-hundred percent (100%) of the Final Investment Amount. In the event that the Final Investment Amount exceeds the annual limit for the Subscriber, or that the Final Investment Amount exceeds the number of Securities available to the Subscriber, Subscriber will be refunded the amount not applied to his subscription. Any refunds, including those for cancelled investments, will be made only in the same cryptocurrency used for the initial payment and will be refunded to the same digital wallet address from which the initial payment was made.

(d) Transfers upon challenged transactions. In the event Subscriber challenges the payment of any amount hereunder for any reason or by any means, including but not limited to through a credit card dispute resolution process, and receives reimbursement of any amount after the Securities are issued, Subscriber agrees that it consents to the transfer of the Securities relating to such challenge to StartEngine Primary LLC or any affiliate thereof and hereby instructs the Company that such transfer be made to the order of StartEngine Primary LLC without any further action by Subscriber or the payment of any fee therefor.

3. Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) Organization and Standing. The Company is a %%COMPANY_TYPE%% duly formed, validly existing and in good standing under the laws of the State of %%STATE_INCORPORATED%%. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business. Notwithstanding the foregoing, the Company represents and agrees that it will comply with the shareholder communications, notice and proxy provisions of %%STATE_INCORPORATED%%.

(b) Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms. The company will take measures necessary so the conversion of shares will be authorized and issued when required.

(d) Authority for Agreement. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) Financial statements. Complete copies of the Company's financial statements meeting the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC under the Securities Act (the "Financial Statements") have been made available to the Subscriber and appear in the Form C and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated.

(g) Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h) Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription

Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c) Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d) Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC; or

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) Investment Limits. Subscriber represents that either:

(i) Either of Subscriber's net worth or annual income is less than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net worth, or (B) $2,500; or

(ii) Both of Subscriber's net worth and annual income are more than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $124,000, or

(iii) Subscriber is an accredited investor, as defined in Regulation D under the Securities Act, and therefore is not subject to investment limits under Section 4(a)(6) of the Securities Act.

(f) Subscriber information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g) Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. Manner of Holdings

Subscriber consents to StartEngine Primary LLC holding the Securities as custodian (the "Custodian"). The Securities will be recorded on the books of the Company as being held by the Custodian in omnibus as legal holder of record of the securities. The undersigned will appear on the books of the Custodian as the beneficial owner of the Securities.

6. Indemnity.

The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of %%STATE_INCORPORATED%%.

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF %%STATE_INCORPORATED%%, AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8. Notices.

Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to: %%ADDRESS_OF_ISSUER%%

If to a Subscriber, to Subscriber's address as shown on the signature page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9. Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Company is affected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[*SIGNATURE PAGE FOLLOWS*]

%%NAME_OF_ISSUER%%
SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Convertible Notes of %%NAME_OF_ISSUER%%, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a) The aggregate purchase price for the Convertible Notes the undersigned hereby irrevocably subscribes for is:	%%VESTING_AMOUNT%%

(b) The Securities being subscribed for will be owned by, and should be recorded on the Company's books as held in the name of:

%%SUBSCRIBER_SIGNATURE%%
By: %%INVESTOR_SIGNATURES%%
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%

Date %%NOW%%.

* * * * *

This Subscription is accepted on %%NOW%%.	%%NAME_OF_ISSUER%% By: %%ISSUER_SIGNATURE%%

[CONVERTIBLE NOTE FOLLOWS]

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

CONVERTIBLE PROMISSORY NOTE
SERIES 2025 - CF

$%%VESTING_AMOUNT%% %%NOW%%

For value received %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% corporation (the "Company"), promises to pay to %%VESTING_AS%%, the investor party hereto ("Investor") who is recorded in the books and records of the Company as having subscribed to this convertible promissory note (the "Note") the principal amount set forth above and on the signature page of his/her subscription agreement (the "Subscription Agreement"), together with accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below. This Note is issued as part of a series of similar convertible promissory notes issued by the Company pursuant to Regulation Crowdfunding (collectively, the "Crowdfunding Notes") to qualified purchasers on StartEngine Primary LLC (collectively, the "Investors").

1. **Repayment.** All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Investors. All payments shall be applied first to accrued interest, and thereafter to principal. The outstanding principal amount of the Note shall be due and payable on September 30, 2027 (the "Maturity Date").

2. **Interest Rate.** The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of %%INTEREST_RATE%% % per annum or the maximum rate permissible by law, whichever is less.

Interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

3. Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells equity securities to investors (the "**Equity Investors**") on or before the date of the repayment in full of this Note in a transaction or series of transactions resulting in gross proceeds to the Company of at least $1,000,000 (excluding the conversion of the Notes and any other debt) (a "**Qualified Financing**"), then the outstanding principal and unpaid accrued interest under this Note shall automatically convert into the same class and series of equity securities issued in the Qualified Financing, at a conversion price equal to the lesser of: (i) %%DISCOUNT_RATE%%% of the per share price paid by the Equity Investors in the Qualified Financing or (ii) the price equal to the quotient of $25,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of common stock based on a pre-money valuation of $25,000,000.

(d) For the purposes of this Note: "**Sale of the Company**" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; *provided, however*, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

4. Maturity. Unless this Note has been previously converted in a Qualified Financing or upon a Sale of the Company, the outstanding principal and unpaid interest shall become due and payable on the Maturity Date.

5. Expenses. In the event of any default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by Investor in enforcing and collecting this Note.

6. Prepayment. The Company may not prepay this Note prior to the Maturity Date without the written consent of 51% in interest of the Investors.

7. Default. In the event of any "**Event of Default**" hereunder, the Convertible Notes shall accelerate and all principal and unpaid accrued interest shall become due and payable. Each of the following shall constitute an "**Event of Default**", provided, however that the 51% of the interest of Investors may waive any Event of Default as set forth:

a) The Company's failure to pay when due any amount payable by it hereunder and such failure continues uncured for 10 business days.

b) The Company's failure to comply with any of its reporting obligations under Regulation Crowdfunding and such failure continues uncured for 10 business days.

c) Voluntary commencement by the Company of any proceedings to have itself adjudicated as bankrupt.

d) The entry of an order or decree under any bankruptcy law that adjudicates the Company as bankrupt, where the order or decree remains unstayed and in effect for 90 days after such entry.

e) The entry of any final judgment against the Company for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not appealed within 30 days after such entry.

f) The issuance or entry of any attachment or the receipt of actual notice of any lien against any of the property of the Company, each for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not being diligently contested in good faith in appropriate proceedings within 30 days after such issuance, entry or receipt.

g) Any representation or warranty made by the Company under the Convertible Note Subscription Agreement shall prove to have been false or misleading in any material respect when made or deemed to have been made; provided that no Event of Default will occur under this clause if the underlying issue is capable of being remedied and is remedied within 30 days of the earlier of the Company becoming aware of the issue.

8. Waiver. The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

9. Governing Law. This Note shall be governed by and construed under the laws of the state of %%STATE_INCORPORATED%%, as applied to agreements among %%STATE_INCORPORATED%% residents, made and to be performed entirely within the state of %%STATE_INCORPORATED%%, without giving effect to conflicts of laws principles.

10. Parity with Other Notes. The Company's repayment obligation to the Investor under this Note shall be on parity with the Company's obligation to repay all Notes issued pursuant to the Agreement. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay the Notes in full, payment shall be made to Investors of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Investor hereunder.

11. Modification; Waiver. Any term of this Note may be amended or waived with the written consent of the Company and 51% in interest of Investors.

12. Assignment. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Note), this Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company. Thereupon, this Note shall be registered in the Company's books and records in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

13. Electronic Signature. The Company has signed this Note electronically and agrees that its electronic signature is the legal equivalent of its manual signature on this Note.

%%NAME_OF_ISSUER%%:
By: ____%%ISSUER_SIGNATURE%%____
Name: %%NAME_OF_ISSUER%%
Title: %%ISSUER_TITLE%%

Investor:
By: %%INVESTOR_SIGNATURES%%
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%

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